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FOR IMMEDIATE RELEASE

          SV FAIRFIELD II, L.L.C. EXTENDS EXPIRATION DATE OF OFFER TO
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          PURCHASE UNITS IN SCOTTSDALE LAND TRUST LIMITED PARTNERSHIP
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GREENWICH, CT, DECEMBER 20, 1996 - SV Fairfield II, L.L.C., a Connecticut
limited liability company, has announced that it has extended the expiration date of its offer to purchase up to 22,500 units of assigned limited partnership interests (the "Units") in Scottsdale Land Trust Limited Partnership, at a purchase price of $400 per Unit, until 12:00 Midnight, New York City time, on Friday, January 10, 1997. Approximately 315 Units had been deposited pursuant to SV Fairfield's offer as of December 20, 1996.

For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for SV Fairfield's offer, at (800) 992-6211.